                        AMENDMENT NO. ONE

                               TO

                   PURCHASE AND SALE AGREEMENT


WHEREAS, Home Properties of New York, L.P. ("Buyer") entered into a Purchase and Sale Agreement, dated April 28, 1997 (the
"Agreement") with Erie Partners, L.L.C. ("Seller");

WHEREAS, Buyer and Seller wish to amend the Agreement to provide that the transfer will be by assignment of all of the interests in Erie Partner, L.L.C. rather than by Deed;

WHEREAS, Buyer and Seller also wish to amend the Agreement to provide for an escrow in the amount of $75,000 to provide for pre-closing liabilities of Erie Partners, L.L.C.; and

WHEREAS, Buyer and Seller wish to further amend the Agreement to provide for the disposition of certain funds held in escrow by the holder of the Existing Loan.

NOW THEREFORE, the parties hereto agree as follows:

1. All capitalized terms used herein and not defined shall have the meaning given them in the Agreement.

2. Buyer and Seller agree that in lieu of Seller conveying the Property and the Other Items to Buyer by warranty deed and Bill of Sale, the current, pre-closing members of the Seller (the "Pre-Closing Members") will convey to the Buyer all of their interests in the Seller, free and clear of all encumbrances. Any references in the Agreement to the Seller after the Closing Date shall therefore be a reference to the Pre-Closing Members of Erie Partners, L.L.C.

3. The purchase price shall be Four Million Two Hundred and Fifty Thousand and no/100 ($4,250,000). The reference to the location of the Property in the first paragraph of the letter shall be amended to the Town of Ogden rather than the Town of Spencerport.

4. The Buyer has agreed to assume only those liabilities of Erie Partners, L.L.C. and the Property as are specifically described in the Agreement. The transaction is now being structured as the assignment of the Pre-Closing Members' interests in Erie Partners, L.L.C. to Buyer, which will then own all of the interests in Erie Partners, L.L.C. The Buyer will therefore have no entity to look to with respect to any liabilities of Erie Partners, L.L.C. that Buyer has not agreed to assume or with respect to the breach of any of the Seller's representations or warranties contained in the Agreement. To secure those

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obligations, the Seller will place $75,000 in escrow with the
Escrow Agent for four months following the Closing Date on the terms set forth in the Escrow Agreement attached hereto as Exhibit A.

5. The Buyer agrees that for a period of 5 years after the Closing Date, the Buyer will permit the Pre-Closing Members to have reasonable access to the books and records of the Property and Erie Partners, L.L.C. relating to the period from the formation of Erie Partners, L.L.C. to the Closing Date. In addition, the Buyer agrees to maintain for a period of 5 years after the Closing Date the books and records of the Property and Erie Partners, L.L.C. relating to the same period. The obligations of the Buyer relating to access and maintenance of the books and records as described above shall only relate to those books and records delivered to the Buyer at Closing. This paragraph shall survive Closing.

6. Buyer and Seller agree that to the extent that the $36,090 currently held in escrow by ARCS Commercial Mortgage Co., L.P. (the "Lender") pursuant to the Completion/Repair and Security Agreement, dated December 16, 1996 has not been released at or prior to Closing to pay for repairs made in compliance with that Agreement, the funds shall remain in place until they are released to pay for such repairs and Buyer shall not make any payment to Seller or the Pre-Closing Members of Seller with respect to such amount. To the extent that the amount of the escrowed funds exceeds the funds necessary to complete the repairs described in Completion/Repair and Security Agreement, the Buyer agrees that it shall, upon completion of the repairs to the Lender's satisfaction, pay the amount of any excess to Robert
B. Medina, as escrow agent for distribution to the Pre-Closing
Members.

7. As amended hereby, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 28th day of May, 1997.

                    HOME PROPERTIES OF NEW YORK, L.P.
          By:       Home Properties of New York, Inc.
                    General Partner


          By:       /s/ Ann M. McCormick
                    -------------------------

          Title:    Vice President


                    ERIE PARTNERS, L.L.C.

               By:  /s/ Robert B. Medina
                    -------------------------

          Title:    Manager

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ACKNOWLEDGED AND AGREED:


/s/ Robert B. Medina
-------------------------
Robert B. Medina,
as agent for the Pre-Closing Members

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

                   PURCHASE AND SALE AGREEMENT

          This Purchase and Sale Agreement ("Agreement"), made as of the 28th day of April, 1997 by and between

     HOME PROPERTIES OF NEW YORK, L.P., a New York limited partnership, having its principal office at 850 Clinton
     Square, Rochester, New York 14604, (herein called "Buyer"), and

     ERIE PARTNERS, L.L.C., a New York limited liability company, having an office at 2 Hollow Road, Skillman, New Jersey
     08558 (herein called the "Seller").

                      W I T N E S S E T H:

         WHEREAS, Seller is the fee owner of a certain residential apartment complex and adjacent land located in the Town of Spencerport, County of Monroe, State of New York more commonly known as Woodgate Place Apartments, all as more particularly described below;

         WHEREAS, Seller desires to sell said property to Buyer, and Buyer desires to purchase that property from Seller, upon the happening of certain events;

         NOW, THEREFORE, in consideration of the property, mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency whereof being hereby acknowledged, the parties hereby agree as follows:

1. REAL PROPERTY DESCRIPTION. The Real Property to be conveyed consists of one or more parcels of land known as Woodgate Place Apartments which includes 120 apartments (the "Project"), located in the Town of Spencerport and State of New York, more particularly described on Exhibit "A", attached hereto, together and including all buildings and other improvements thereon, including but not limited to, the 120 apartment units, and all rights of Seller in and to any and all streets, roads, highways, alleys, driveways, easements and rights-of-way appurtenant thereto (the foregoing are hereafter collectively referred to as the "Property").

2. OTHER ITEMS. The following items now in or on the Property, are included in this sale and shall become the property of Buyer at Closing (as hereafter defined):

     A    all heating, plumbing and lighting fixtures,

     B ranges, refrigerators, disposals and dishwashers (one of each for each apartment unit, except that there are no dishwashers in the one bedroom units),

     C    water heaters,

     D to the extent owned by Seller any and all bathroom fixtures, wall-to-wall carpeting, traverse rods, exhaust fans, hoods, signs, screens, maintenance building, model unit furniture, fences, carpeting and runners, cabinets, mirrors, shelving, any humidifier and dehumidifier units, air conditioning units other than such units owned by

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          tenants, mail boxes, office furniture, and related equipment in connection with the Project,

     E any fixtures appurtenant to the Property and any other furniture or equipment used in connection with the operation and maintenance of the Property (hereinafter with the items listed in A-D above, collectively, the "Other Items").

          Seller's interest in the Other Items will be transferred to Buyer by absolute Bill of Sale in substantially the form attached hereto as Exhibit B.

3. EXCEPTIONS. Buyer agrees to accept title to Seller's interest in the Property subject only to the matters set forth on the attached Schedule 1.

4.   PRICE AND MANNER OF PAYMENT.

          A. The purchase price for the Property shall be a total of Four Million Nine Hundred Two Hundred and Fifty Thousand and
     NO/100 ($4,250,000) (the "Purchase Price") payable as follows (i) $25,000 payable as a deposit (the "Deposit") upon execution of this Agreement by both parties; (ii) by assumption of the first mortgage having a balance of approximately $3,500,000 (the "Existing Loan"); and (iii) the remainder payable at Closing by check or by wire transfer to an account designated by Seller.

          B. The Deposit shall be paid to Wien & Malkin, L.L.P. (the "Escrow Agent"), who shall deposit that amount in an interest bearing account to be held and disbursed in accordance with the Rider attached hereto. The Deposit
     (with interest) shall be applied against the Purchase Price at Closing. The Deposit shall be forfeited to Seller as Seller's sole remedy and as liquidated damages if Buyer fails to complete this transaction for any reason other than a termination of this Agreement as permitted herein. In the event of such a termination, Seller shall promptly instruct the Escrow Agent to refund the Deposit (with interest) to Buyer and upon the return of the Deposit this Agreement shall wholly cease and terminate and neither party shall have any further claim against the other by reason of this Agreement.

5. ADJUSTMENTS AT CLOSING. The following shall be adjusted and prorated between the parties at Closing as if the Buyer was the owner of the Property as of midnight of the night preceding the Closing Date:

     A    current fiscal year real estate taxes,

     B    water charges,

     C    sewer charges,

     D    fuel,

     E    electricity,

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     F    all rentals and security deposits (including interest
          thereon) pursuant to the leases,

     G    charges under the Service Contracts,

     H    laundry income;

     I interest on the Existing Loan and any reserves required under the Existing Loan;

     J any other charges incurred with respect to the Property which Seller is obligated to pay; and

     K    Rents.

          (1) All rent payments due for the month of Closing shall be deemed collected by the Seller and prorated as between the parties as of the Closing.

          (2) All rent collected after Closing, for any period prior to Closing, shall belong to Seller and, if paid to Buyer, Buyer shall promptly send such rent to Seller.

          (3) All rent collected by Seller, prior to the Closing, for rental periods subsequent to Closing shall be paid to Buyer at Closing.

          (4) All rent collected by Buyer or Seller for rental periods after the Closing shall belong to Buyer and, if paid to Seller, Seller shall promptly send such rent to Buyer.

     The Buyer agrees to use reasonable efforts after the Closing to collect delinquent rentals owed to the Seller, provided that nothing herein shall require Buyer to institute legal proceeding against any resident whose rental payments are delinquent. Any rents collected after Closing which are applicable to arrearages which arose prior to Closing shall be paid by Buyer to Seller, net of the expenses of collection. If Buyer fails to collect any rents due to Seller within 90 days following the Closing, the Sellers may proceed to collect the same in their own name. Nothing herein shall make the Buyer liable to the Seller for any failure to collect arrearages.

     In addition, to the extent that the holder of the Existing Loan requires that any reserves and escrows established by the Seller remain in place after the Closing, the Buyer shall make a payment to the Seller in the amount of the reserves and escrows in place on the Closing Date, such payment to be made on the Closing Date and in the same manner as the payment of the Purchase Price.

     Any error in the calculation of adjustments shall be corrected subsequent to Closing with appropriate credits to be given based upon corrected adjustments, provided, however, that the adjustments (except if errors are caused by misrepresentions) shall be final upon expiration of the sixtieth day after Closing.

6. COSTS. Buyer shall pay all recording fees, Buyer's attorneys' fees, the costs of obtaining a binder or commitment from a title insurance company, the premium for Buyer's title insurance policy, one-half of any assumption fees or other costs charged by

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     the holder of the Existing Loan in connection with the assumption of the Existing Loan and all other costs and expenses incidental to or in connection with closing this transaction customarily paid for by the purchaser of similar property.
     Seller shall pay the transfer tax, attorneys' fees, if any, incurred by Seller in connection with this transaction, one-half of any assumption fees or other costs charged by the holder of the Existing Loan in connection with the assumption of the Existing Loan and all other costs and expenses incidental to or in connection with closing this transaction customarily paid for by the seller of similar property.

7. SEARCH AND SURVEY. Seller has furnished to Buyer a copy of the most recent survey and title insurance policy relating to the Project.

8. INSPECTION. Upon and after acceptance of this Agreement by Seller, Seller agrees that Buyer and its authorized representatives shall have the right and privilege to enter upon the Property and Seller's offices, upon reasonable notice, during regular business hours, for the purpose of gathering such information and conducting such environmental and engineering studies or other tests and reviews as Buyer may deem appropriate and necessary. All such inspections, studies, tests and reviews shall be at Buyer's sole expense. Seller agree to cooperate with Buyer by making available to Buyer such records, plans, drawings or other data as may be in Seller's possession or control relating to the Property and its operation; provided, however, that Buyer agrees to indemnify Seller of and from any loss or damage occasioned by such entry, and agrees further to restore to its original condition, at Buyer's own cost and expense, any property disturbed by such entry.

9. TITLE DOCUMENTS. At the time of Closing, Seller shall deliver to Buyer the following:

     A A warranty deed conveying good and marketable title to the Property.

     B A Bill of Sale conveying good title, free of all encumbrances to the Other Items.

     C A current rent roll ("Rent Roll") certified, as of the date of Closing, which shall include a list of all tenants, all rental obligations of each tenant with respect to the Property and all security deposits.

     D Complete originals of each lease listed on the Rent Roll, together with an assignment of all leases encumbering the Property to Buyer in substantially the form attached hereto as Exhibit C and in recordable form.

     E An assignment, assumption, and indemnity agreement of all of Seller's rights and obligations to all contracts affecting the Property (the "Service Contracts).

     F An assignment, assumption, and indemnity agreement whereby the security deposits (including interest thereon) are transferred to the Buyer, who shall assume the responsibility therefor. In lieu of an assignment of the security deposits, the Seller may provide Purchaser with a credit at Closing for all security deposits (with interest thereon) held by Seller with respect to all leases encumbering the Property.

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10.  TITLE EXAMINATION; OBJECTIONS TO TITLE.

A Within ten (10) banking days after execution of the Agreement by both parties Buyer agrees to furnish to Seller's attorneys a specification in writing of any objection to title that Buyer believes it is not required to take title subject to, which shall not include the exceptions permitted in Section 3 of this Agreement. Seller may, but shall not be required to, bring any action or proceedings or take such other action as may be appropriate to render title to the Property marketable.

B Seller shall have ten (10) banking days from receipt of notice, if any, from Buyer of its title objections within which it must notify Buyer in writing if it cannot cure.

C In the absence of such notice from Seller, Seller shall be obligated to cure the title objections, if any, made by Buyer. If Seller notifies Buyer that Seller is unable to convey a good and marketable title to the property described above, subject to and in accordance with the provisions of this contract, then, except as hereinafter provided, Buyer may elect, by written notice to Seller, to either:

          (1) terminate this Agreement by notice delivered to the Seller within five (5) banking days of receipt of Seller's notice that Seller cannot cure the title objections, in which event the sole obligation of Seller shall be to refund the Deposit and, upon the return of the Deposit, this Agreement shall wholly cease and terminate, and neither party shall have any further claim against the other by reason of this Agreement,; or

          (2) proceed with the purchase, provided Seller is able to obtain a commitment for title insurance and thereafter pay the premium for said title insurance endorsement(s) which insure the exception(s) on behalf of the Buyer.

          (3) Notwithstanding anything to the contrary contained herein, Buyer may accept such title as Seller may be able to convey, without reduction of the Purchase Price or any credit or allowance against the same and without any other liability on the part of Seller and if Buyer elects to do so, Seller shall have no right to terminate this Agreement as hereinabove provided. The acceptance of the deed by Buyer shall be deemed to be a full performance and discharge of every agreement and obligation on the part of Seller to be performed pursuant to the provisions of this Agreement, except those, if any, which are herein specifically stated to survive the delivery of the deed.

          (4) If a search of the title discloses judgments, bankruptcies or other returns against other persons having names the same as or similar to that of Seller, Seller will on request deliver to Buyer an affidavit showing that such judgments, bankruptcies or other returns are not against Seller.

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11.  USE OF PROPERTY.  Seller represents that the Property and any improvement thereon are in full compliance with restrictive covenants, statutes, ordinances, regulations, and/or other administrative enactments including, but not limited to building codes and zoning ordinances for the present use as a multi residential dwelling.

12. CLOSING DATE. The Closing shall occur on the earlier of: (i) within 15 days after the end of the Due Diligence Period (as hereinafter defined); or (ii) receipt of the consent by the holder of the Existing Loan to the transaction contemplated herein and the assumption by the Buyer of the borrower's obligations under the Existing Loan, (the "Closing" or "Closing
Date") at the Seller's office, or at such other time and place as may be mutually agreed upon.

13. POSSESSION. Buyer shall have possession and occupancy of the Property from and after the date of delivery of the deed, subject only to matters herein provided for.

14. BROKER'S COMMISSION. Buyer represents to Seller that it did not employ any broker in connection with this sale. Seller represents that it employed Richard Slavin of Houlihan-Parnes, Realtors as broker and agrees that it will pay any fees or commissions due as a result of the Seller's employment of that broker. Seller and Buyer each agree to indemnify the other for any and all claims and expenses, including legal fees, if any other fees or commission is determined to be due by reason of the employment of any other broker by the indemnifying party. This representation and indemnity shall survive the Closing.

15. RISK OF LOSS. The risk of loss or damage to all or part of Seller's interest in the Property by fire or other casualty or by taking by eminent domain, until Closing, shall be assumed by Seller and upon the happening of such event, Buyer shall have the election of terminating this Agreement without further liability hereunder, or of completing this purchase and receiving the Seller's share of insurance monies, collectible for such loss or damage, or the award for such taking by eminent domain.

16.  CONDITIONS PRECEDENT.

A It shall be a condition to Buyer's obligations to close that all of the representations and warranties of the Seller are true and correct as of the Closing;

B It shall be a condition to Buyer's obligation to close that there are at Closing 120 apartment units in rentable condition, which are all in compliance with federal, state, county or local laws, ordinances, rules and regulations;

C Buyer shall have thirty (30) days after the date of this Agreement (the "Due Diligence Period") within which to review and inspect the Property and the Other Items (including, but not limited to, performing engineering and Phase I environmental studies), the Seller's books and records pertaining to the Property and the Other Items, matters relating to zoning compliance and compliance by the Property and the Other Items with other applicable governmental regulations,

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     the market in which the Property operates, the documents relating to the Existing Loan, the tax assessment on the Property as it relates to the purchase price and to the assessment on comparable properties and such other matters as Buyer shall deem reasonably necessary or appropriate in connection with the Property and the Other Items. If Buyer determines that it does not wish to purchase the Property and the Other
     Items as a result of its findings during the Due Diligence
     Period and notifies Seller of such decision within the Due Diligence Period, the Deposit shall be returned to Buyer, at which time this Agreement shall be null and void and neither party shall have any further rights or obligations under this Agreement. Buyer's failure to object within the Due Diligence Period shall be deemed a waiver by Buyer of the condition contained in this Section 8(C).

D Buyer shall take title to the Property subject to the terms of the Existing Loan held by Federal National Mortgage Association (the "Lender") on the Property, except that as a condition of Buyer to close, Lender shall have approved the assumption by Buyer of the Existing Loan and the Existing Loan shall contain the following specific requirements:

(i) the outstanding principal balance of the Existing Loan at Closing shall be approximately Three Million Five
          Hundred Thousand Dollars ($3,500,000.00);

(ii) the Existing Loan shall be current and no defaults shall have occurred thereunder as of the Closing Date.

     Seller shall provide Buyer with a copy of the documents pertaining to the Existing Loan within 10 days of the execution of this Agreement by both parties. Seller and Buyer agree that they will work together in good faith to obtain the Lender's approval of the assumption, it being the parties intention that the Seller make the initial contacts with the Lender with regard to the assumption.

E It shall also be a condition to Buyer's obligation to close that during the Due Diligence Period, the Purchaser shall obtain the approval of the Board of Directors (the "Board") of its general partner - Home Properties of New York, Inc.,
     - to the acquisition of the Property on the terms and conditions described herein. If Buyer does not obtain the Board's approval within the Due Diligence Period, the Purchaser shall promptly notify Seller in which event the Deposit shall be returned to Buyer, at which time this Agreement shall be null and void and neither party shall have any further rights or obligations under this Agreement. Buyer's failure to notify Seller within the Due Diligence Period of its failure to obtain Board approval shall be deemed a waiver by Purchaser of the conditions contained in this Section 8(E).

     It is understood that the contingencies set forth herein are for Buyer's benefit and may be waived by Buyer at any time.
If the above contingencies are not satisfied or waived by the Buyer, the Buyer shall have the right to terminate this Agreement by written notice to Seller. In the event of such a termination, Seller shall promptly return the Deposit to Buyer as provided in paragraph (B) of Section 4 of this Agreement and the Rider attached hereto, at which time this Agreement shall be null and void and neither party shall have any further rights or obligations under this Agreement.

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17.  ENVIRONMENTAL CERTIFICATION.  By acceptance of this
Agreement, Seller represents, warrants, and certifies to Buyer that Seller has no knowledge of any violation, and has received no notice of any violation of any applicable Environmental Laws (below defined). To the best of Seller's knowledge, Seller has not, nor has any other person, used, generated, stored, dumped, released, buried, dispersed or emitted any Hazardous Substance on the Property nor are there any transformers or underground tanks on the Property, nor is there a violation of any Environmental Laws with respect to the current use of the Property. "Environmental Laws" shall mean all federal, state and local environmental, health, chemical use, safety and sanitation laws, statutes, ordinances and codes relating to the protection of the environment and/or governing the use, storage, treatment, generation, transportation, processing, handling, production or disposal of any Hazardous Substance and the rules, regulations, and orders with respect thereto. "Hazardous Substance" means, without limitation, any flammable, explosive or radioactive material, polychlorinated biphenyl, petroleum or petroleum product, methane, hazardous materials, hazardous wastes, hazardous or toxic substances or related materials, as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Sections 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Appendix Sections 1801, et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901, et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. Sections 2601, et seq.), Articles 15 and 27 of the New York State Environmental Conservation Law or any other Environmental Law and the regulations promulgated thereunder applicable on the effective date of this Agreement. From the date of acceptance hereof to and including the date of Closing, Seller shall immediately provide Buyer with a copy of any notice, citation, complaint or other directive from any person, entity or governmental authority whereby Seller's compliance with Environmental Laws is called into question, and immediately notify Buyer of any new information or other developments which could tend to supplement or modify the information contained herein.

18. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer as of the date hereof and as of Closing, that:

A To the best of Seller's knowledge after due inquiry, Seller has no liability or obligation of any nature which in any way affects or is related to the Property or the Other Items whether now due or to become due, absolute, contingent or otherwise, including liabilities for taxes (or any interest or penalties thereto) other than disclosed in this Agreement.

B To the best of Seller's knowledge, after due inquiry, there is no litigation, proceeding or investigation pending, or to the knowledge of Seller threatened, against or affecting Seller that might affect or relate to the validity of this Agreement, any action taken or to be taken pursuant hereto, or the Property, the Other Item or any part or the operation thereof, whether or not fully covered by insurance or any proceeding pending for the increase or decrease of the assessed valuation of all or a portion of the Property.

C To the best of Seller's knowledge after due inquiry, Seller has complied with and is not in default under, or in violation of, or received any notice that the Seller, the Property or the Other Items may be in violation of, any law, ordinance, rule,

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     regulation or code or condition in any approval or permit
     pursuant thereto (including without limitation, any zoning, sign, environmental, labor, safety, health or price or wage control, ordinance, rule, regulation or order of) applicable to the ownership, development, operation or maintenance of the Property or the Other Items.

D There are no written leases affecting the Property with a term greater than one (1) year.

E To the best of Seller's knowledge after due inquiry, there is no pending condemnation of the Property, or any part thereof, or of any plans for improvements which might result in a special assessment against the Property.

F Seller has not received any written notice or request from any insurance company, Board of Fire Underwriters (or organization exercising functions similar thereto) requesting the performance of any work or alteration in respect of the Property or the Other Items.

G Security deposits held by Seller will be correctly identified by Seller as of Closing with respect to the Property.

H There are no Service Contracts with respect to the Property or the Other Items which will continue in effect after the Closing except as set forth on Schedule "2" attached hereto.

I There are no executory contracts connected with the Property or the Other Items, except as set forth on Schedule "3" attached hereto. Seller and Seller's employees and agents have not let, and will not let any contracts for improvements to the Property which will not be fully completed and fully paid for prior to Closing.

J Until Closing, Seller shall continue to fulfill all of its obligations under the terms of the Leases encumbering the Property, and under the Service Contracts, and Seller shall operate, maintain and repair at Seller's expense, all landscaping, buildings, fixtures and facilities, in accordance with normally accepted business principles, and Seller shall continue to operate the Property in a commercially reasonable manner.

K    The Rent Roll to be given by Seller to Buyer at Closing will
     be true and correct.   The rent roll (as of 3/31/97)
     attached hereto as Schedule "4" is true and correct as of the date of shown thereon and indicates all apartment units which are the subject of Section 8 contracts.

L The financial information previously provided to Buyer with respect to the Property is substantially accurate.

M All of the ranges and refrigerators located within the apartment units are the property of the Seller and not of the tenants.

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N    This Agreement has been duly authorized, executed and
     delivered and constitutes a legal and binding obligation of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy and other laws affecting creditors' rights generally.

O Neither the entry into this Agreement, nor the carrying out of the transactions contemplated herein has resulted or will result in any violation of, or be in conflict with, or result in the creation of, any mortgage, lien, encumbrance or charge (other than those contemplated hereby) upon any of the properties or assets of Seller pursuant to, or constitute a default under, any certificate of incorporation, by-law, partnership agreement, or mortgage, indenture, contract, agreement, instrument, franchise, permit, judgment, decree, order, statute, rule or regulation applicable to Seller or the Property.

P To the best of Seller's knowledge, no consent or approval by, or authorization of, or filing, registration or qualification with, any federal, state or local governmental authority, bureau, department or agency, or any corporation, person or other entity is required as of the Closing either for the execution, delivery or performance of this Agreement by Seller, or in connection with the consummation by Seller of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, filings, registrations or qualifications as have been obtained by Seller as of the date hereof and disclosed and accepted by Buyer.

Q Seller shall permit Buyer to examine and copy all of the leases encumbering the Property, including all additions, amendments or modifications thereto as provided herein. To the best of Seller's knowledge, there is not now and there will not be as of the Closing, a default in the leases for more than 2% of the apartment units. Seller shall not accept any prepayment in excess of one month of any rent due under any leases with respect to the Property.

     The representations and warranties of Seller contained in this Agreement, the statements in any Exhibit or Schedules attached to this Agreement, or other instruments furnished to Buyer at or prior to Closing pursuant to this Agreement, or in connection with the transactions contemplated by Seller pursuant to this Agreement, do not contain any untrue statements of a material fact, or fail to state a material fact necessary to make it not misleading.

     The representations and warranties contained herein shall survive delivery and recording of the deed and shall not merge therein.

     Seller acknowledges that each of the representations made by it in this paragraph 18 and elsewhere in this Agreement is material to Buyer hereunder. As to any representation or warranty set forth herein, Seller shall indemnify, defend and hold Buyer sale and harmless from and against any and all loss, damage, claim, counterclaim, cause of action, cost or expense, including, without limitation, reasonable attorneys' fees and disbursements at both trial and appellate levels, suffered, paid or incurred by, or asserted against Buyer, directly or indirectly, whether foreseen or unforeseen, and whether for personal injury or death or for property damage or otherwise by reason of Seller's breach of any warranty or obligation under this Agreement or if any representation of Seller in this Agreement is wholly or partially untrue.

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     Irrespective of anything to the contrary contained herein the representations and warranties of Seller, herein contained, shall expire and be of no further effect upon the expiration of 12 months after Closing. This expiration shall not apply to any breach of warranty or representation which arises out of an intentional material misrepresentation made by Seller.

19. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Seller as of the date hereof and as of the Closing:

(a) Buyer is and will be as of the date of Closing duly organized, validly existing and in good standing under the laws of the State of New York and has all the requisite power and authority to enter into and carry out this Agreement according to its terms.

(b) Subject to the receipt of the approval of the Board, this Agreement has been duly authorized, executed and delivered and constitutes a legal and binding obligation of Buyer, enforceable in accordance with its terms, except as may be limited by bankruptcy and other laws affecting creditors' rights generally.

(c) To the best of its knowledge after due inquiry, there is no litigation, proceeding or investigation pending, or to the knowledge of Buyer threatened, against or affecting Buyer or the partners of Buyer that might affect or relate to the validity of this Agreement or any action taken or to be taken pursuant hereto, or that might have a material adverse effect on the business or operations of the Buyer.

20. ASSIGNMENT. This Agreement, and all rights of Buyer hereunder, may be assigned by Buyer to any affiliate without Seller's prior consent. Any other assignment by Buyer shall require the Seller's prior written consent, which consent shall not be unreasonably withheld. Any assignment by the Buyer shall not relieve the Buyer of any obligation of the Buyer created by this Agreement. Seller may convey its interest in the Property to an affiliate without the Buyer's prior written consent, provided that the assignee shall agree in writing to be subject to the terms of this Agreement.

21. NOTICE. All notices given pursuant to any provisions of this Agreement shall be in writing and shall be effective only if delivered personally, or sent by registered or certified mail, postage prepaid or sent by a national over-night carrier, to the addresses set forth below:

     To Seller:          ERIE PARTNERS, L.L.C.
                         2 Hollow Road
                         Skillman, New Jersey  08558

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     with a copy to:     Wien & Malkin, LLP
                         60 East 42nd Street
                         New York, New York 10165-0015
                         Attn:  Thomas N. Keltner, Jr.

     To Buyer:           HOME PROPERTIES OF NEW YORK, L.P.
                         Attn:  Norman Leenhouts, Chairman
                         850 Clinton Square
                         Rochester, New York  14604

22. PLANS, WARRANTIES AND GUARANTIES. Seller agree to provide Buyer with all plans and architectural drawings in Seller's possession for the improvements completed at the Property, including, without limitation, all "as-built" plans in Seller's possession and Seller further agrees that it will endeavor to turn over the same to Buyer promptly upon execution of this Agreement. Seller shall assign to Buyer at Closing any and all guaranties and warranties Seller has with respect to the Property, the improvements thereon, and the equipment relating to the Property, if any.

23. APPLICABLE LAW. This Agreement shall be construed and governed in accordance with the laws of the State of New York.

24. ENTIRE AGREEMENT. This Agreement shall constitute the entire agreement between the parties, and any and all prior understandings or agreements, whether written or oral, are hereby merged into this Agreement. This Agreement cannot be modified except by a written instrument signed by the parties hereto.

25. BINDING AGREEMENT. This Agreement shall not be binding or effective until properly executed by Buyer and Seller.

26. CONFIDENTIALITY. By execution of this Agreement and except as otherwise provided herein, prior to the Closing each of Seller and Buyer agree to keep any and all information with respect to the transactions contemplated by this Agreement strictly confidential, and will not disclose any such information, without the other's prior written consent. Buyer may disclose the existence of this Agreement to the extent necessary to conduct its due diligence with respect to the Property.

27. FINANCIAL ACCESS. Seller will provide a signed representation letter as prescribed by Generally Accepted Auditing Standards as promulgated by the Auditing Standards Division of the American Institute of Public Accountants which representation is required to enable an Independent Public Accountant to render an opinion on such financial statements. Seller will provide access by Buyer's representatives, to all financial and other information relating to the Property as is sufficient to enable them to prepare audited financial statements, at Buyer's expense, in conformity with Regulation S-X of

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

the Securities and Exchange Commission (the "Commission") and any registration statement, report or disclosure statement required to be filed with the Commission.

     IN WITNESS WHEREOF, the parties hereto have caused this Instrument to be executed as of the day and date first above written.

               HOME PROPERTIES OF NEW YORK, L.P.
               By:       Home Properties of New York, Inc.
                         General Partner

               By:       /s/ Norman Leenhouts
                         --------------------------------

               Title:    Chairman
                         --------------------------------

               ERIE PARTNERS, L.L.C.

               By:       /s/ Robert B. Medina
                         --------------------------------

               Title:    Manager
                         --------------------------------



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